Sit Mutual Funds

Dividend Growth Fund Presentation

2Q 2012

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview and Investment Process
II. Dividend Growth Investment Performance
III. The Environment for Dividends
IV. Dividend Growth Portfolio Characteristics
V. Risk Management Process and Quantitative Tools
VI. Services and Fee Schedule
VII. Biographical Data

I. Organizational Overview and Investment Process

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;
- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;
- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;
- We have the resources of a $11.6 billion investment management firm working for the benefit of our clients;
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and
- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 18 industry and geographically-focused equity analysts.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management

As of June 30, 2012: $11.6 Billion

- Equity $3.1 Billion
- Fixed Income $8.5 Billion
- Institutional Separate Accounts $8.0 Billion
- Sit Mutual Funds $3.6 Billion

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates Group



Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Large Cap Growth
Mid Cap Growth
Small Cap Growth
Dividend Growth
Global
Sit International Investment Associates
International Equity
EAFE+
Pacific Basin
Developing Markets
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Taxable
Tax-Exempt
Sit Mutual Funds
Domestic Growth Equity
International Growth Equity
Fixed Income

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit
Kent L. Johnson
Ronald D. Sit
David A. Brown
Denise A. Anderson
John M. Bernstein
Joseph R. Eshoo
Tasha M. Murdoff
Mark A. Pepper

Raymond E. Sit
Robert W. Sit
Michael J. Stellmacher
Stacey M. Curme
Ningning Tang
Bradley W. Meyer
Lee J. Feltman
Eric M. Manthe
Nicholas D. Tich

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Mark H. Book
Paul J. Jungquist
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Eric T. Nelmark
Kevin P. O'Brien
Michael J. Reich
Michael C. Hubbard
Andrew J. Tich
Jeff R. Lindell

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Roger J. Sit

Responsibilities: **Chairman, CEO, President and Global CIO**

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	21 Years	
Age:	50	
Email:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Responsibilities: **Senior Vice President - Research and Investment Managemen**
Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	19 Years	
Age:	46	
Email:	klj@sitinvest.com	



Michael J. Stellmacher, CFA

Responsibilities: **Vice President – Research and Investment Management**
Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager - Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic
	1979-1983	U.S. Department of Agriculture Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	21 Years	
Age:	56	
Email:	mjs@sitinvest.com	



David A. Brown, CFA, CPA

Responsibilities: **Vice President - Research and Investment Management**
Director of Client Services
Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG Peat Marwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	17 Years	
Age:	47	
Email:	dab@sitinvest.com	



Please see page 85 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Drug & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric/Power Generation
- Commodity Cyclicals

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Sys
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S&L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Stacey M. Currie
- Equity Trading
- Generalist

Joseph R. Eltho
- Telecommunications
  - Wireline Services
  - Wireless Services
  - Telecommunications Equipment
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Storage/Hardware
  - Computer Systems
  - Contract Manufacturing

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mark A. Pepper
- Energy
- Generalist

Bingming Tang, CFA
- Asia ex Japan
  - Greater China

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Lee J. Fekman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Eric M. Manche
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline

Sit Investment Associates, Inc.

Total Years Investment Experience 263 Years

Average Years Investment Experience 14.61 Years

Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	21	14
Kent L. Johnson, CFA	19	23
Ronald D. Sit, CFA	28	28
David A. Brown, CFA, CPA	17	14
Robert W. Sit, CFA	20	20
Michael J. Stellmacher, CFA	21	11
Raymond E. Sit	20	20
Denise A. Anderson, Ph.D.	14	3
John M. Bernstein	19	17
Stacey M. Currie	15	19
Joseph R. Eshoo	17	4
Mark A. Pepper	13	8
Tasha M. Murdoff	12	16
Ningning Tang, CFA	8	4
Bradley W. Meyer	9	11
Nicholas D. Tich	4	7
Lee J. Feltman	5	5
Eric M. Manthe	1	7

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Representative Client List

Growth Equity

ConAgra Inc. Benefit Plan

Denver Employees' Retirement Plan

Mayo Clinic

Los Angeles City ERS

Fixed Income

LSI Logic Corporation

Mayo Clinic

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

↓

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

↑

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **World Class or Regional Dominance**
- **Distinctive Product or Services**
- **Proactive Managements**
- **Healthy Financials**
- **Attractive Valuations**

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

Please see page 84 for disclosures regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper (quarterly)

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & Quantitative Analysis	Portfolio Management & Implementation	Equity Trading	Client Reporting & Servicing
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
David A. Brown* Paul E. Rasmussen Mark D. Madden Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Matthew T. Loucks Raymond E. Sit Tasha M. Murdoff Mark A. Pepper Ningning Tang	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Nicholas D. Tich Lee J. Feltman Eric M. Mantha	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Currie* Bradley W. Meyer	David A. Brown* Mark D. Madden Kent L. Johnson John M. Bernstein Tasha M. Murdoff Debra K. Beaudet

*Team Leader

II. Dividend Growth Investment Performance

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Dividend Growth Equities Composite
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.83%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.07%	2.18%	10.07%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.97%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-9.08%	14.83%	13.90%	6.29%	26.40%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year to Date
Sit Dividend Growth	4.55%	-9.66%	12.51%	10.91%	17.26%
S&P 500 Index	5.39	-11.42	11.29	10.76	15.06

Year 2011

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year to Date
Sit Dividend Growth	5.72%	1.61%	-13.91%	13.02%	4.92%
S&P 500 Index	5.92	0.10	-13.87	11.82	2.11

Year 2012

	1st Qtr	2nd Qtr			Year to Date
Sit Dividend Growth	10.97%	-2.45%			7.26%
S&P 500 Index	12.59	-2.75			9.49

	Annualized Returns			Since Inception (12/31/03 - 06/30/12)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	4.95%	17.17%	4.48%	102.34%	8.64%
S&P 500 Index	5.45	16.40	0.22	45.64	4.52

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Dividend Growth Accounts
7 Years Ending March 31, 2012





Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to June 2012)
5%
4%
3%
2%
1%
0%
0.1%
2.3%
Rising Market
Falling Market

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates

SIT INVESTMENT DIVIDEND GROWTH
MARKET CAPTURE
PSN LARGE CAP CORE
DECEMBER 31, 2003 TO MARCH 31, 2012


Outperforms in Pos. & Neg. Qtrs.
Underperforms in Neg. Qtrs. Outperforms in Pos. Qtrs.
Underperforms in Pos. Qtrs. Outperforms in Neg. Qtrs.
Underperforms in Pos. & Neg. Qtrs.
UPSIDE CAPTURE RATIO
132
107
82
57
32
7
DOWNSIDE CAPTURE RATIO
-40
-15
10
35
60
85
110
135
Standard & Poor's 500
90 Day U.S. Treasury Bill

	Upside Mkt Cap Return	Upside Cap Ratio	Dnside Cap Return	Dnside Cap Ratio	R-Squared
Sit Investment Dividend Growth	23.94	102.59	-20.84	72.09	0.97
Standard & Poor's 500	21.84	100.00	-28.91	100.00	1.00

Sit Investment Associates

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividend Growth Composite

Sit Dividend Growth Equity Accounts

Five Years Ending March 31, 2012


Period

	Return	Return	Return	Return	Return	Return
5th Percentile	18.92	14.81	17.09	29.02	8.34	7.35
25th Percentile	15.35	10.14	13.71	24.78	5.88	4.64
Median	13.38	7.62	11.81	23.21	4.41	2.89
75th Percentile	11.82	4.62	9.88	21.49	3.13	1.30
95th Percentile	9.40	- 0.09	6.95	19.03	0.15	- 1.49
# of Portfolios	310	306	498	476	455	413
# SIA Dividend Growth (Gross)	10.57	9.32	14.14	23.72	6.89	6.34
$ S&P 500 INDEX	12.59	8.54	12.04	23.42	3.87	2.01
% RUSSELL 1000	12.90	7.86	12.19	24.03	4.18	2.19
R1000 GROWTH	14.69	11.02	14.58	25.28	6.62	5.10

Universe Source: (c)Russell Investment Group

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Performance Attribution Analysis By Economic Sector
June 30, 2011– June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	15.99	4.87	13.75	-2.89	1.21	-0.08	1.13
Retail Trade	4.71	34.17	6.13	17.68	0.70	-0.19	0.51
Health Services	2.33	24.72	2.29	3.22	0.38	0.02	0.40
Industrial Services	2.46	-19.98	2.40	-25.12	0.16	-0.01	0.15
Transportation	2.60	6.45	1.93	1.36	0.13	0.01	0.14
Producer Manufacturing	9.72	0.10	7.97	-3.01	0.45	-0.33	0.12
Utilities	3.68	18.95	3.93	15.58	0.10	-0.02	0.08
Commercial Services	0.00	0.00	0.91	-1.47	0.00	0.06	0.06
Communications	3.40	15.50	3.14	15.37	0.00	0.02	0.02
[Cash]	2.40	0.04	0.00	0.00	0.00	-0.03	-0.03
Process Industries	2.16	-0.01	2.71	3.43	-0.06	-0.02	-0.07
Non-Energy Minerals	1.12	-31.47	1.13	-25.42	-0.09	-0.01	-0.10
Technology Services	5.03	5.32	6.58	7.51	-0.09	-0.02	-0.11
Consumer Non-Durables	9.52	11.46	9.27	13.43	-0.13	-0.01	-0.14
Consumer Durables	3.53	-4.91	1.19	-7.31	0.08	-0.28	-0.20
Energy Minerals	9.53	-6.63	9.55	-4.12	-0.26	-0.02	-0.28
Health Technology	9.83	6.33	9.29	11.85	-0.56	0.00	-0.56
Consumer Services	2.14	8.42	5.92	17.22	-0.17	-0.43	-0.60
Electronic Technology	9.84	8.91	11.92	16.41	-0.66	-0.18	-0.84
Total	**100.00**	**5.20**	**100.00**	**5.53**	**1.19**	**-1.52**	**-0.33**

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Performance Attribution Analysis By Economic Sector
June 30, 2009 – June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	16.66	53.92	14.72	26.76	3.29	0.18	3.47
Industrial Services	2.35	108.57	2.40	33.61	1.34	-0.02	1.32
Energy Minerals	9.87	49.70	9.55	42.80	0.91	0.07	0.97
Consumer Durables	2.84	137.40	1.22	72.85	1.13	-0.18	0.95
Technology Services	5.08	64.78	6.52	47.92	0.69	0.11	0.80
Retail Trade	4.55	99.11	6.06	76.27	0.82	-0.11	0.71
Producer Manufacturing	9.58	78.48	7.95	75.30	0.40	-0.03	0.38
Communications	3.67	73.53	3.11	67.29	0.25	0.01	0.25
Non-Energy Minerals	1.37	27.61	1.23	20.89	0.17	0.08	0.25
Utilities	3.26	55.66	3.83	55.94	-0.06	0.22	0.15
Commercial Services	0.00	0.00	0.94	44.82	0.00	0.12	0.12
Transportation	2.62	81.31	1.99	84.82	-0.21	0.30	0.09
Health Services	2.04	91.02	2.27	80.24	0.08	0.00	0.08
Process Industries	1.90	54.09	2.63	71.31	-0.05	-0.02	-0.07
Consumer Non-Durables	10.08	62.37	9.07	72.52	-0.64	0.11	-0.52
[Cash]	2.04	0.27	0.00	0.00	0.00	-1.16	-1.16
Electronic Technology	9.70	63.22	11.52	77.03	-1.06	-0.17	-1.23
Consumer Services	2.26	86.17	5.40	109.83	-0.35	-0.98	-1.34
Health Technology	10.08	28.34	9.60	47.63	-1.72	-0.03	-1.76
Total	**100.00**	**61.26**	**100.00**	**57.63**	**4.98**	**-1.35**	**3.62**

Please see page 83 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Performance Attribution Analysis By Economic Sector
June 30, 2007 – June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	17.55	-4.79	14.98	-54.79	14.65	-0.33	14.32
Producer Manufacturing	10.16	10.55	8.19	-7.12	2.70	-0.11	2.58
Industrial Services	2.48	63.95	2.54	-20.32	2.33	0.11	2.43
Energy Minerals	10.29	17.61	9.90	11.68	1.77	0.43	2.19
Consumer Durables	1.86	119.60	1.18	-29.46	1.27	0.29	1.56
Health Services	2.13	100.57	2.23	15.61	1.22	0.15	1.37
Communications	3.69	30.15	3.30	8.14	0.86	0.28	1.13
Transportation	2.87	55.66	2.01	36.71	0.62	0.47	1.09
Process Industries	1.64	152.94	2.56	26.23	0.92	-0.28	0.64
Non-Energy Minerals	1.29	-35.98	1.23	-35.19	0.19	0.23	0.42
Retail Trade	3.79	57.18	5.87	28.97	1.35	-0.99	0.37
Technology Services	4.74	36.66	6.25	19.53	0.74	-0.64	0.10
Consumer Non-Durables	10.32	51.32	8.94	56.37	-0.52	0.42	-0.09
Utilities	3.29	3.20	3.92	17.34	-0.18	0.08	-0.10
[Cash]	2.31	3.78	0.00	0.00	0.00	-0.17	-0.17
Commercial Services	0.07	-32.87	0.92	-23.44	-0.31	0.07	-0.24
Consumer Services	2.10	70.64	4.96	33.31	0.44	-0.89	-0.45
Electronic Technology	8.32	48.00	10.92	33.61	-0.12	-1.05	-1.17
Health Technology	10.83	2.88	10.09	19.90	-3.11	0.24	-2.86
Total	**100.00**	**24.49**	**100.00**	**1.51**	**24.82**	**-1.84**	**22.98**

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Performance Attribution Analysis of Dividend Payers vs. Non-Payers
December 31, 2006 – June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Dividend Yield Quintile *	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Quintile 1 (Highest Dividend Yield)	24.97	152.10	20.40	66.33	15.14	2.84	17.98
Quintile 2	29.27	104.60	20.15	59.98	12.63	0.81	13.44
Quintile 3	26.13	96.42	19.74	50.96	10.56	1.55	12.12
Quintile 4	14.43	69.48	19.77	14.91	7.78	0.67	8.45
Quintile 5 (Lowest Dividend Yield)	1.98	139.85	19.73	38.88	3.05	0.87	3.93
[Cash]	1.58	16.50	0.15	16.50	0.76	-0.38	0.39
Total	**100.00**	**102.94**	**100.00**	**47.26**	**50.94**	**4.74**	**55.68**

* Dividend yield quintiles rebalanced monthly

Performance Attribution Analysis of Dividend Payers vs. Non-Payers
December 31, 2011 – June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Dividend Yield Quintile *	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Quintile 1 (Highest Dividend Yield)	25.23	10.76	20.66	11.10	-0.05	-0.03	-0.08
Quintile 2	30.20	7.61	19.81	8.87	-0.34	-0.16	-0.50
Quintile 3	23.95	7.04	19.74	3.58	0.76	-0.24	0.52
Quintile 4	16.54	7.39	19.88	8.95	-0.29	-0.07	-0.36
Quintile 5 (Lowest Dividend Yield)	1.25	29.96	19.91	14.81	0.17	-0.97	-0.81
[Cash]	2.83	0.04	--	--	--	-0.25	-0.25
Total	**100.00**	**7.99**	**100.00**	**9.48**	**0.25**	**-1.73**	**-1.49**

* Dividend yield quintiles rebalanced monthly

High Beta/Low Quality Companies have Outperformed Since the Market Low

Russell 3000 - Performance from March 9, 2009 to June 30, 2012

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	91%	125%	143%	93%	164%
Q2	106%	92%	117%	84%	132%
Q3	114%	126%	110%	117%	88%
Q4	130%	106%	95%	145%	103%
Q5 (Lowest)	162%	145%	135%	165%	121%

Stock prices with lowest return on equity appreciated the most

Companies with less healthy balance sheets appreciated the most

Russell 3000 - Performance from December 31, 2011 to June 30, 2012

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	10%	15%	12%	11%	3%
Q2	12%	7%	8%	4%	12%
Q3	7%	5%	8%	8%	8%
Q4	8%	10%	8%	14%	14%
Q5 (Lowest)	8%	10%	11%	10%	10%

Source: Factset Research Systems, June 30, 2012

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Slowing Growth Favors Quality



Average Performance by Quality during periods of profits deceleration
Last Six Cycles, 1986 to 2010
Dec 2003 to Jun 2005
21%
18%
15%
2%
A+
A
A-
B+
B
B-
C&D

Source: Bank of America/Merrill Lynch, December 16, 2010

III. The Environment for Dividends

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average


S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.3%; December 31, 2010 = 1.8%
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10

Return Analysis by Decade

S&P 500 Total Return: Price and Dividend Contribution

	Total Return	Price Appreciation	Income Return	As a Share of Total Return: Price App	As a Share of Total Return: Div. Income
1930s	0.1%	(5.3%)	5.7%	na	na
1940s	8.8%	3.0%	5.7%	33.5%	64.5%
1950s	19.8%	13.6%	4.7%	72.0%	24.7%
1960s	7.7%	4.4%	3.1%	57.2%	41.0%
1970s	5.8%	1.6%	4.1%	27.8%	71.1%
1980s	17.2%	12.6%	4.1%	73.2%	23.5%
1990s	18.0%	15.3%	2.3%	85.1%	12.8%
2000s	(0.9%)	(2.7%)	1.8%	na	na
2010	11.0%	10.0%	1.3%	87.7%	11.1%
2000-2010	6.3%	4.2%	1.9%	60.1%	30.8%
1930-2010	9.2%	5.1%	3.9%	55.5%	42.3%

Source: Ibbotson, Robert Shiller, Factset, Morgan Stanley Research

Source: Bank of America/Merrill Lynch, November 2010

Dividends are an Important Driver of Long-Term Returns

S&P 500


2,000
1,500
1,000
500
-
S&P 500 Total Return
S&P 500 Price Return
1,572
814
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11

Source: Bloomberg and Sit Investment Associates, June 30, 2012

Please see page 83 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividends are an Important Driver of Long-Term Returns


S&P 500
S&P 500 Total Return
S&P 500 Price Return
Source: Bloomberg and Sit Investment Associates


Travelers
Source: FactSet and Sit Investment Associates


Emerson Electric
Emerson Total Return
Emerson Price Return
Source: FactSet and Sit Investment Associates


NextEra Energy
NextEra Energy Price Return

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy


Dividend-Paying S&P 500 Stocks - Gain/Yr = 9.0% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 2.1% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.4% *
10,000
1,000
100
10
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11

*Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to June 2012		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is Greater Than 3.0%**	15.4%	15.6%	-0.2%
Median Ann. Return When Real Annualized Q/Q GDP is Less Than 3.0%**	14.9%	8.5%	6.3%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted

** Average annualized Q/Q US real GDP growth during the period = 3.0%

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

An Economic Recovery will be Constrained by Structural Factors


Chart 1: How much debt to eliminate?
Household debt to income ratio




GOVERNMENT DEBT AS % OF GDP*
U.S.
© BCA Research 2010
* SOURCE: IMF


Share of Unemployed Described as 'Permanent' Job Loss
60%
55%
50%
45%
40%
35%
30%
25%
20%

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics,

Relative Performance of High Dividend Yield and High Dividend Growth


Relative performance of high dividend yield and high dividend growth
High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09

Source: DAS-ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source: Merrill Lynch, December 2009

Growth Matters more than Level of the Dividend

Average Relative Return by Quintile of Dividend Yield and Change in Dividend per Share

June 1969 - November 2010

Dividend Yield	Increase in Dividend per Share: Highest	Q2	Q3	Q4	Lowest
Highest	2.7%	2.5%	3.9%	2.7%	1.4%
Q2	8.6%	5.3%	6.7%	7.0%	1.8%
Q3	10.9%	5.2%	0.8%	0.3%	(2.1%)
Q4	6.1%	2.2%	2.0%	(1.4%)	(2.1%)
Lowest	1.3%	2.2%	(2.7%)	(4.8%)	(5.6%)

Source: Factset, Morgan Stanley Research Note: Annualized 3-Month Returns

Source: Morgan Stanley Research, January 3, 2011

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Risk Reward Historically Most Attractive in "Quintile 2"


Quintile 2 has offered the highest total return and the lowest downside risk
Quintile 2
Quintile 1 (High)
Quintile 3
No Dividend
Quintile 4
Source: BofA Merrill Lynch US Quantitative Strategy

Performance Attribution Analysis By Dividend Quintile
December 31, 2003 – June 30, 2012

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Dividend Yield Quintile *	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Quintile 1 (Highest Dividend Yield)	24.97	152.10	20.40	66.33	15.14	2.84	17.98
Quintile 2	29.27	104.60	20.15	59.98	12.63	0.81	13.44
Quintile 3	26.13	96.42	19.74	50.96	10.56	1.55	12.12
Quintile 4	14.43	69.48	19.77	14.91	7.78	0.67	8.45
Quintile 5 (Lowest Dividend Yield)	1.98	139.85	19.73	38.88	3.05	0.87	3.93
[Cash]	1.58	16.50	0.15	16.50	0.76	-0.38	0.39
Total	**100.00**	**102.94**	**100.00**	**47.26**	**50.94**	**4.74**	**55.68**

* Dividend yield quintiles rebalanced monthly

Source: Bank of America/Merrill Lynch, September 28, 2010 and Factset Research Systems, June 30, 2012

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends


Net Debt-to-Market Capitalization
Top 1,500 Stocks (Ex-Financials)
Average


Cash-to-Market Capitalization
Top 1,500 Stocks (Ex-Financials)
Average
14%
12%
10%
6%
4%
2%
64 67 70 73 76 79 82 85 88 91 94 97 00 03 06 09

Source: Morgan Stanley, January 3, 2011

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

U.S. Companies Should Deploy Excess Cash

S&P 500 Surplus Free Cash Flow ($bn)


$550
$450
$350
$250
$150
$50
$60
$50
$40
$30
$20
$10
2011E
Surplus FCF ($bn) (lhs)
Surplus FCF per share (rhs)

Uses of free cash flow as a share of total


140%
120%
100%
80%
60%
40%
20%
0%
% of FCF
Acquisitions
Share Repurchases
Dividends

S&P 500 announced and completed buybacks: 1Q08-4Q10


$0
Announced
Completed


1.6
1.4
1.3
1.2
1.1
1.0
0.9
0.8

Source: Bank of America/Merrill Lynch, December 8, 2010

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Mean Reversion Expected for Payouts and Yields


S&P 500 dividend payout ratio (1900 on)
140%
110%
80%
50%
20%
Avg. 54%
(26%)
00
10
20
30
40
50
60
70
80
90
00
10


10y Treasury Yield
S&P 500 Dividend Yield
16
14
12
10
8
6
4
2
0
Nov-51
Nov-55
Nov-59
Nov-63
Nov-67
Nov-71
Nov-75
Nov-79
Nov-83
Nov-87
Nov-91
Nov-95
Nov-99
Nov-03
Nov-07
Nov-11

Source: S&P, BofAMerrill Lynch US Equity & US Quant Strategy, January 18, 2012 and Deutsche Bank, January 13, 2012

S&P 500 Dividends and Share Buybacks Since 2000


% Change from Year Earlier
S&P Dividends
S&P Share Buybacks
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
5
-6
0
5
13
35
36
40
-30
-43
51
29
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
Dividends
Buybacks

Dividends are likely to gain favor over buybacks:

- Credit crisis demonstrates how "excess capital" for buybacks can be temporary
- Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Source: Standard & Poors and Sit Investment Associates, Inc., June 30, 2012

Demographic Trends

Growing demand: Percentage of US population older than 65


25%
20%
15%
10%
5%
0%
1990
1995
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050

Source: US Census Bureau, Population Division, BofA Merrill Lynch US Equity & US Quant Strategy

Bonds have seen record inflows since 2007, suggesting a growing demand for safe income (cumulative flows to equities and bonds in $bn)


500
450
400
350
300
250
200
150
100
50
0
Bonds
Equities

Source: Lipper FMI

The proportion of assets in equity income funds has been *decreasing*
Total return funds as % of equity funds, '88 to '10



Source: BofA Merrill Lynch Global Research, Strategic Insight

Source: Bank of America/Merrill Lynch, September 28, 2010

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Valuation Of Dividend Yield Stocks


Median Dividend Yield
1,000 Largest US Stocks
June 2012
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.5%
3.1%
2.3%
1.5%
0.8%
1.4%
Q1
Q2
Q3
Q4
Q5
All Stocks
Highest Yield
Lowest Yield
Grouped By Dividend Yield Quintile


Premium/Discount to 20-Year Average Valuation Relative to the Market, Based on Trailing P/E
1,000 Largest US Stocks
June 2012
40%
30%
20%
10%
0%
-10%
-20%
-30%
32%
12%
-8%
-2%
-10%
-17%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile


Median Net Debt to Capital
1,000 Largest US Stocks*
June 2012
50%
40%
30%
20%
10%
0%
47%
33%
25%
15%
17%
11%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile

* Excluding Financials


Median Trailing 6-Year EPS CAGR
1,000 Largest US Stocks
June 2012
15%
10%
5%
0%
-5%
-3%
2%
4%
4%
10%
9%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

S&P 500 Valuations are Lower than where They were Last Year


S&P500 Median Forward P/E by Sector*
December 2010 Compared to June 2012
December 2010
June 2012
Telecommunication Services
15.9x
17.8x
Utilities
12.9x
15.9x
Consumer Staples
13.5x
15.4x
Consumer Discretionary
15.1x
15.2x
Information Technology
14.4x
14.4x
S&P 500
14.4x
14.0x
Industrials
15.2x
13.3x
Materials
14.6x
13.3x
Health Care
13.5x
13.1x
Energy
14.9x
12.4x
Financials
14.2x
12.3x
5x
7x
9x
11x
13x
15x
17x
19x

Source: Factset Research Systems, June 30, 2012

Please see page 83 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Diversification is Important, Even Among Dividend Paying Stocks

ISHARES TR DJ US FINL SEC DJ US FINL SEC



ISHARES TR DJ US REAL ESTATE DJ US REAL EST



Yields have declined in "traditional" dividend paying sectors

US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies



Dividend Yield
US 10 Yr Treasury Yield

Annualized Earnings Growth of the 20 Largest US Utility Companies



5%
4%
3%
2%
1%
0%
2.0%
2.4%
3.4%
1990 to 1999
2000 to 2009
2010 to 2011

Source: FactSet and Sit Investment Associates, June 30, 2012

Capital Goods (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
60%
50%
40%
30%
20%
10%
0%
57%
30%
2000
Now


Free Cash Flow ($ Million)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$22,044
$51,141
2000
Now


Sales per Employee ($ Thousand)
$350
$300
$250
$200
$150
$100
$50
$0
$186
$300
2000
Now


Trough Trailing 4 Quarter Operating Margin
12%
10%
8%
6%
4%
2%
0%
5.3%
9.7%
2002 Downturn
2008 Downturn

Source: FactSet Research Systems, June 30, 2012

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Technology (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
0%
-5%
-10%
-15%
-20%
-25%
-30%
-16%
-28%
2000
Now


Free Cash Flow ($ Million)
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$30,970
$179,726
2000
Now


Sales per Employee ($ Thousand)
$600
$500
$400
$300
$200
$100
$0
$357
$493
2000
Now

Dividend Yields for Select Technology Companies

Company	Div Yield	ROE	Net Debt/ Cap	PE Ratio
Automatic Data Processing Inc.	2.8%	22%	-26%	19x
Intel Corp.	3.2%	27%	-12%	11x
Linear Technology Corp.	3.2%	84%	-21%	15x
Microsoft Corp.	2.6%	38%	-59%	11x
Analog Devices Inc.	3.2%	19%	-60%	14x
Ericsson ADR	3.8%	11%	-26%	13x
Applied Materials Inc.	3.1%	16%	-2%	12x
Accenture PLC	2.2%	66%	-137%	16x
International Business Machines Corp.	1.7%	74%	37%	12x
QUALCOMM Inc.	1.8%	20%	-42%	18x
Average:	**2.8%**	**38%**	**-35%**	**14x**

Source: FactSet Research Systems, June 30, 2012

Please see page 84 for disclosures regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Corporations Now Refocusing on Dividends Relative to the 1990's



Number of Dividend Payers
Within the S&P 500
469
351
394
480
460
440
420
400
380
360
340
320
300



S&P 500 LTM Dividends and Operating EPS, Y/Y Growth*
Through September 2011
40%
20%
0%
-20%
-40%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
Dec '90
Dec '95
Dec '00
Dec '05
Dec '10
Dividend Growth(L)
Operating Earnings Growth(R)

* Using estimated 4Q10 operating earnings

Source: Standard & Poors, January 26, 2012 and Sit Investment Associates, Inc., October 18, 2011

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time
- Dividends will make up a significant portion of overall returns in a low return, slow growth environment
- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions
- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows
- Demographics (i.e., aging population) point to a preference for income-generating securities
- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital
- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

IV. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of .88 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations. ADR's account for 3.2% of the portfolio while another 11.7% is invested in foreign securities traded on U.S. exchanges.
- Equal proportion of dividend growth companies and higher yielding securities

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividend Growth Portfolios

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - High current dividend yield or potential for significant dividend increases over time;
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Consistency of earnings, cash flow generation

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2012

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-Term EPS Growth
Total		51%			
Average			3.8%	53%	9%
Median			3.4%	50%	9%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-Term EPS Growth
Total		49%			
Average			1.0%	16%	11%
Median			1.1%	18%	11%

Source: FactSet Research Systems

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates

Industry Sector Portfolio Evaluation

Sit Dividend Growth

June 30, 2012

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER & GOLD	4,719	0.7
		0.7

PRODUCER MANUFACTURING	$000	% EQUITY
HONEYWELL INTERNATIONAL INC	10,156	1.5
TYCO INTL LTD NEW	9,672	1.4
EMERSON ELECTRIC CO	8,734	1.3
UNITED TECHNOLOGIES CORP	7,396	1.1
GENERAL ELECTRIC CO	7,375	1.1
AUTOLIV INC	6,771	1.0
DEERE & CO	5,176	0.8
3M CO	4,928	0.7
COOPER INDUSTRIES PLC	4,077	0.6
		9.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	18,854	2.7
QUALCOMM INC	12,728	1.8
INTEL CORP	10,811	1.6
APPLE INC	7,119	1.0
APPLIED MATERIALS INC	6,076	0.9
BROADCOM CORP	5,943	0.9
LINEAR TECHNOLOGY CORP	5,116	0.7
TE CONNECTIVITY LTD	3,840	0.4
		10.1

CONSUMER DURABLES	$000	% EQUITY
SNAP-ON INC	9,991	1.4
STANLEY BLACK & DECKER INC	8,115	1.2
TUPPERWARE BRANDS CORP	6,582	1.0
		3.6

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	25,606	3.7
OCCIDENTAL PETROLEUM CORP	15,499	2.2
ROYAL DUTCH SHELL PLC ADR	9,871	1.4
MARATHON PETROLEUM CORP	5,381	0.8
APACHE CORP	3,601	0.5
EQT CORP	3,407	0.5
		9.2

PROCESS INDUSTRIES	$000	% EQUITY
EI DUPONT DE NEMOURS & CO	10,011	1.5
		1.5

HEALTH TECHNOLOGY	$000	% EQUITY
PFIZER INC	12,558	1.8
JOHNSON & JOHNSON	11,985	1.7
MERCK & CO INC	10,074	1.5
COVIDIEN PLC	8,806	1.3
BAXTER INTERNATIONAL INC	8,547	1.2
STRYKER CORP	7,874	1.1
ST JUDE MEDICAL INC	6,114	0.9
ABBOTT LABORATORIES	3,916	0.6
		10.2

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC/NC	14,189	2.1
PROCTER & GAMBLE CO	13,720	2.0
PHILIP MORRIS INTERNATIONAL INC	9,668	1.4
GENERAL MILLS INC	8,116	1.2
DIAGEO PLC ADR	6,957	1.0
NIKE INC	5,358	0.8
COLGATE-PALMOLIVE CO	5,082	0.7
COACH INC	4,000	0.6
		9.7

INDUSTRIAL SERVICES	$000	% EQUITY
NATIONAL OILWELL VARCO INC	6,070	0.9
SEADRILL LTD	5,946	0.9
OCEANEERING INTERNATIONAL INC	4,384	0.6
		2.4

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	13,197	1.9
ACCENTURE PLC	10,196	1.5
ORACLE CORP	5,789	0.8
AUTOMATIC DATA PROCESSING INC	5,461	0.8
SYNTEL INC	3,813	0.6
		5.6

HEALTH SERVICES	$000	% EQUITY
CARDINAL HEALTH INC	8,506	1.2
MCKESSON CORP	7,613	1.1
UNITEDHEALTH GROUP INC	6,423	0.9
		3.3

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	9,490	1.4
PEARSON PLC ADR	5,467	0.8
		2.2

RETAIL TRADE	$000	% EQUITY
TARGET CORP	9,328	1.4
WAL-MART STORES INC	8,401	1.2
CVS CAREMARK CORP	7,617	1.1
HOME DEPOT INC	6,154	0.9
TJX COS INC	5,714	0.8
CATO CORP	3,616	0.5
		5.9

TRANSPORTATION	$000	% EQUITY
UNION PACIFIC CORP	7,099	1.0
UNITED PARCEL SERVICE INC	6,115	0.9
KNIGHT TRANSN INC	3,016	0.4
EXPEDITORS INTL WASH INC	2,841	0.4
		2.8

UTILITIES	$000	% EQUITY
KINDER MORGAN INC	9,389	1.3
NEXTERA ENERGY INC	7,597	1.1
WISCONSIN ENERGY CORP	6,364	0.9
UGI CORP	4,050	0.6
		3.9

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	11,966	1.7
MARSH & MCLENNAN COS INC	10,040	1.5
ACE LTD	9,511	1.4
WELLS FARGO & CO	9,477	1.4
PARTNERRE LTD	8,851	1.3
KAYNE ANDERSON MLP INVSM	8,785	1.3
VALIDUS HOLDINGS LTD	8,556	1.2
US BANCORP	8,349	1.2
AMERIPRISE FINANCIAL INC	7,351	1.1
FRANKLIN RESOURCES INC	7,059	1.0
TRAVELERS COS INC/THE	6,844	1.0
M&T BANK CORP	4,666	0.7
TORTOISE ENERGY CAPITAL CORP	4,010	0.6
PENNANTPARK INVESTMENT CORP	3,391	0.5
PRUDENTIAL FINANCIAL INC	2,000	0.3
		16.1

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS INC	16,501	2.4
ROGERS COMMUNICATIONS INC	8,940	1.3
		3.7

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Dividend Growth Fund

June 30, 2012

(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	12.5x	6.4%	2.6%	10.0%	8.8%	33%
S&P 500 Index	13.6x	5.7%	2.0%	10.0%	7.1%	27%
Russell 1000 Growth Index	15.3x	5.0%	1.0%	10.8%	8.9%	17%
Russell 1000 Value Index	12.8x	5.8%	1.9%	6.5%	3.7%	22%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'11-'12 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	9.4	7%	11%	15.4%	11.0%	10.2%
S&P 500 Index	18.4	9%	11%	13.1%	7.5%	23.3%
Russell 1000 Growth Index	18.7	13%	13%	14.1%	8.4%	15.8%
Russell 1000 Value Index	24.1	6%	10%	10.5%	5.3%	25.4%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Sit Dividend Growth Fund: Dividend Increases Over the Last 12 Months
June 30, 2012

Ticker	Company Name	Indicated Dividend Rate 6/30/11	Indicated Dividend Rate 6/30/12	Change in Dividend Rate (%)
WFC	WELLS FARGO & CO.	[illegible]	[illegible]	[illegible]
USB	U.S. BANCORP	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ACN	ACCENTURE LTD.	[illegible]	[illegible]	[illegible]
ACE	ACE LTD.	[illegible]	[illegible]	[illegible]
[illegible]	COACH INC.	[illegible]	[illegible]	[illegible]
UNH	UNITEDHEALTH GROUP INC.	[illegible]	[illegible]	[illegible]
CVS	CVS CAREMARK CORP.	[illegible]	[illegible]	[illegible]
UNP	UNION PACIFIC CORP.	[illegible]	[illegible]	[illegible]
PRU	PRUDENTIAL FINANCIAL INC.	[illegible]	[illegible]	[illegible]
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	[illegible]	[illegible]	[illegible]
MSFT	MICROSOFT CORP.	[illegible]	[illegible]	[illegible]
TJX	TJX COS.	[illegible]	[illegible]	[illegible]
PM	PHILIP MORRIS INTERNATIONAL INC.	[illegible]	[illegible]	[illegible]
JPM	JPMORGAN CHASE & CO.	[illegible]	[illegible]	[illegible]
[illegible]	OCEANEERING INTERNATIONAL INC.	[illegible]	[illegible]	[illegible]
TGT	TARGET CORP.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SYK	STRYKER CORP.	[illegible]	[illegible]	[illegible]
OXY	OCCIDENTAL PETROLEUM CORP.	[illegible]	[illegible]	[illegible]
TEL	TYCO ELECTRONICS LTD.	[illegible]	[illegible]	[illegible]
QCOM	QUALCOMM INC.	[illegible]	[illegible]	[illegible]
NKE	NIKE INC. (CL B)	[illegible]	[illegible]	[illegible]
HD	HOME DEPOT INC.	[illegible]	[illegible]	[illegible]
EMR	EMERSON ELECTRIC CO.	[illegible]	[illegible]	[illegible]
INTC	INTEL CORP.	[illegible]	[illegible]	[illegible]
WEC	WISCONSIN ENERGY CORP.	[illegible]	[illegible]	[illegible]
CVX	CHEVRON CORP.	[illegible]	[illegible]	[illegible]
MCD	MCDONALDS CORP.	[illegible]	[illegible]	[illegible]
APA	APACHE CORP.	[illegible]	[illegible]	[illegible]
GE	GENERAL ELECTRIC CO.	[illegible]	[illegible]	[illegible]
IBM	INTERNATIONAL BUSINESS MACHINES CORP.	[illegible]	[illegible]	[illegible]
AMAT	APPLIED MATERIALS INC.	[illegible]	[illegible]	[illegible]
COV	COVIDIEN PLC	[illegible]	[illegible]	[illegible]
DE	DEERE & CO.	[illegible]	[illegible]	[illegible]
TRV	TRAVELERS COS. INC.	[illegible]	[illegible]	[illegible]
HON	HONEYWELL INTERNATIONAL INC.	[illegible]	[illegible]	[illegible]
EXPD	EXPEDITORS INTERNATIONAL OF WASHINGTON	[illegible]	[illegible]	[illegible]
BRCM	BROADCOM CORP.	[illegible]	[illegible]	[illegible]
MRK	MERCK & CO.	[illegible]	[illegible]	[illegible]
CAH	CARDINAL HEALTH INC.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PFE	PFIZER INC.	[illegible]	[illegible]	[illegible]
ADP	AUTOMATIC DATA PROCESSING INC.	[illegible]	[illegible]	[illegible]

Ticker	Company Name	Indicated Dividend Rate 6/30/11	Indicated Dividend Rate 6/30/12	Change in Dividend Rate (%)
UPS	UNITED PARCEL SERVICE INC. (CL B)	[illegible]	[illegible]	[illegible]
STJ	ST. JUDE MEDICAL INC.	[illegible]	[illegible]	[illegible]
SDRL	SEADRILL LTD.	[illegible]	[illegible]	[illegible]
ALV	AUTOLIV INC.	[illegible]	[illegible]	[illegible]
NOV	NATIONAL OILWELL VARCO INC.	[illegible]	[illegible]	[illegible]
[illegible]	FPL GROUP INC.	[illegible]	[illegible]	[illegible]
GIS	GENERAL MILLS INC.	[illegible]	[illegible]	[illegible]
WMT	WAL-MART STORES INC.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
BAX	BAXTER INTERNATIONAL INC.	[illegible]	[illegible]	[illegible]
BEN	FRANKLIN RESOURCES INC.	[illegible]	[illegible]	[illegible]
[illegible]	PEARSON PLC (ADS)	[illegible]	[illegible]	[illegible]
MMM	3M CO.	[illegible]	[illegible]	[illegible]
PG	PROCTER & GAMBLE CO.	[illegible]	[illegible]	[illegible]
JNJ	JOHNSON & JOHNSON	[illegible]	[illegible]	[illegible]
CL	COLGATE-PALMOLIVE CO.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ABT	ABBOTT LABORATORIES	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DEO	DIAGEO PLC (ADS)	[illegible]	[illegible]	[illegible]
TSM	TAIWAN SEMICONDUCTOR MANUFACTURING CO.	[illegible]	[illegible]	[illegible]
RCI	ROGERS COMMUNICATIONS INC. (CL B)	[illegible]	[illegible]	[illegible]
DD	E.I. DUPONT DE NEMOURS & CO.	[illegible]	[illegible]	[illegible]
MMC	MARSH & MCLENNAN COS.	[illegible]	[illegible]	[illegible]
PEP	PEPSICO INC.	[illegible]	[illegible]	[illegible]
LLTC	LINEAR TECHNOLOGY CORP.	[illegible]	[illegible]	[illegible]
UGI	UGI CORP.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PRE	PARTNERRE LTD.	[illegible]	[illegible]	[illegible]
VZ	VERIZON COMMUNICATIONS INC.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
RDS.B	ROYAL DUTCH SHELL PLC (ADS)	[illegible]	[illegible]	[illegible]
EQT	EQT CORP.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ORCL	ORACLE CORP.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TYC	TYCO INTL.	[illegible]	[illegible]	[illegible]
UTX	UNITED TECHNOLOGIES CORP.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
AAPL	APPLE INC.	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Summary Statistics	Sit Dividend Growth	S&P 500
Median Dividend Increase	9.9%	10.0%
Total Number of Dividend Increases / Total Number of Holdings	78 / 88 (89%)	307 / 500 (61%)

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Top 25 Holdings
Sit Dividend Growth Fund
June 30, 2012

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2012 P/E Ratio
CHEVRON CORP	ENERGY MINERALS	$25,805	3.7%	-1.3%	8x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	18,954	2.7%	11.5%	11x
VERIZON COMMUNICATIONS INC	COMMUNICATIONS	16,501	2.4%	9.2%	16x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	15,489	2.2%	6.4%	10x
PEPSICO INC/NC	CONSUMER NON-DURABLES	14,189	2.1%	4.8%	16x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	13,720	2.0%	7.6%	16x
MICROSOFT CORP	TECHNOLOGY SERVICES	13,197	1.9%	8.9%	10x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	12,728	1.8%	14.4%	13x
PFIZER INC	HEALTH TECHNOLOGY	12,589	1.8%	3.3%	10x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	11,985	1.7%	6.8%	12x
JPMORGAN CHASE & CO	FINANCE	11,955	1.7%	7.8%	8x
INTEL CORP	ELECTRONIC TECHNOLOGY	10,931	1.6%	12.8%	10x
ACCENTURE PLC	TECHNOLOGY SERVICES	10,386	1.5%	10.7%	14x
HONEYWELL INTERNATIONAL INC	PRODUCER MANUFACTURING	10,155	1.5%	12.9%	11x
MERCK & CO INC	HEALTH TECHNOLOGY	10,074	1.5%	4.9%	11x
MARSH & MCLENNAN COS INC	FINANCE	10,040	1.5%	9.6%	13x
EI DU PONT DE NEMOURS & CO	PROCESS INDUSTRIES	10,033	1.5%	9.4%	10x
SNAP-ON INC	CONSUMER DURABLES	9,991	1.4%	10.0%	11x
ROYAL DUTCH SHELL PLC ADR	ENERGY MINERALS	9,871	1.4%	6.6%	8x
TYCO INTL LTD NEW	PRODUCER MANUFACTURING	9,672	1.4%	13.7%	13x
PHILIP MORRIS INTERNATIONAL INC	CONSUMER NON-DURABLES	9,689	1.4%	10.2%	16x
ACE LTD	FINANCE	9,511	1.4%	6.6%	9x
MCDONALDS CORP	CONSUMER SERVICES	9,480	1.4%	9.9%	15x
WELLS FARGO & CO	FINANCE	9,477	1.4%	13.4%	9x
TARGET CORP	RETAIL TRADE	9,328	1.4%	10.9%	12x
	TOTAL		44.3		

Number of Equity Holdings = 98

NM = non-meaningful, N/A = not applicable

Please see page 83 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividend Yield-Oriented Stock Examples

Diageo PLC ADR (DEO - $46.0B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- Company has successfully reinvested in its fastest growing brands in order to generate high and consistent single-digit organic growth.
- Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- Stock's valuation is below peer group, despite superior growth and dividend yield.
- Significant restructuring behind the company. Margins and cash flow have improved in '07 and '08.
- 3.1% dividend yield, 5% free cash flow yield, 14x 2012 EPS

PartnerRe Limited (PRE- $3.6B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- PRE has posted the strongest book value growth and best combined ratios in its peer group over the past 10 years
- Reinsurance demand is increasing due to declines in primary insurers' capital base due to catastrophes and investment losses. PRE's AA rating will allow the company to gain share from weakened competitors.
- Conservative reserving and investment portfolio has reduced both earnings and book value volatility.
- Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- 4.6% dividend yield, 7x 2012 EPS, 0.6x trailing book value.

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $31.5B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- Industry-leading position based on its employee assets, strong client relationships, and global reach.
- Strong demand for outsourcing services provides stability.
- Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- Management's focus on controlling expenses has led to margin improvement.
- 2.3% dividend yield, 9% free cash flow yield, 15x 2012 EPS, $8 net cash/share

Expeditors International (EXPD- $8.6B Market Cap)

EXPD is a non-asset based multimodal transportation and logistics provider, with expertise in customs brokerage, ocean freight, and air.

- Largely due to the fact that the company owns no transportation assets, EXPD's margins, ROIC, and earnings stability are
- Beneficiary of global trade, emerging markets, and complex supply chains.
- Flexible business model allows the company to grow volumes in a strong economy and expand margins in weak economy, as the company is able to purchase transport capacity at lower costs.
- The company has a unique, entrepreneurial culture, a key factor that has driven 20%+ EPS growth rates (all organic) over the past 10 years.
- 1.2% dividend yield, 21x 2012 EPS, 6% FCF yield, $6 net cash/share

Snap-On (SNA- $2.6B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket repair.

- Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 10 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor.
- Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers.
- 2.6% dividend yield, 10x 2012 EPS, 7% FCF yield

Equity Characteristics
June 30, 2012

	Sit Dividend Growth Fund	S&P 500	Russell 1000 Growth
Earnings Outlook - Strong Growth [1]			
2011 Projected Gain	+8.3%	+11.1%	+17.1%
2012 Projected Gain	+10.4%	+14.2%	+16.4%
5-Year Projected Growth	+9.9%	+10.9%	+14.4%
Dividend Yield			
Total Fund	+2.9%	+2.2%	+1.6%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.5%	+13.0%	+16.0%
Weighted Average Price/Earnings Ratio [2]			
2011 Calendar P/E	13.2x	16.7x	20.7x
2012 Calendar P/E	11.9x	14.1x	16.4x
Median Price/Earnings Ratio [2]			
2011 Calendar P/E	13.0x	14.0x	16.0x
2012 Calendar P/E	11.7x	12.3x	13.9x
Average P/E-to-5-Year Earnings Growth Ratio			
2011 Calendar PEG	1.4x	1.7x	1.5x
2012 Calendar PEG	1.3x	1.5x	1.3x
Weighted Average Market Capitalization ($MIL)	79,413	110,186	107,357

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Historical Dividend Growth

Sit Dividend Growth Fund vs. S&P 500

Annualized Dividend, Median Y/Y Growth



20%
15%
10%
5%
0%
-5%
Dividend Growth Fund
S&P 500
10.0%
9.9%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11

Methodology: Annualized dividend payment based on quarterly dividend paid/announced

Source: Factset, June 30, 2012

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Historical Dividend Growth



Sit Dividend Growth Fund vs. S&P500
Weighted Average Dividend Yield
Based on Indicated Annual Dividend Rate
Sit Dividend Growth Fund
S&P 500
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
2.9%
2.2%

Source: Factset, June 30, 2012

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Components of Total Return



Sit Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$184
$141



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$144
$123

Source: Sit Investment Associates, FactSet & Compustat, June 30, 2012

Sit Dividend Growth Stock Selection Emphasis

Key Elements: Current Yield, Liquidity, Balance Sheet and Growth Potential


Backtest: Growth of $100 from Dec. 1985 to Dec. 2010
$2,700
$2,300
$1,900
$1,700
$1,300
$1,100
$900
$700
$500
$300
$100
Quintile 2: $1799
Quintile 4: $1225
Non-Dividend Paying

The Formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):

High Dividend Yield (30%)

High Free Cash Flow Yield (25%)

Low Dividend Payout Ratio (20%)

Low Net Debt to Capital (15%)

High 5 Year Historical Dividend Growth (10%)

Please see page 84 for disclosures regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of June 30, 2012

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Minerals	0.7	0.9	0	0.4	0	1.8	-
Producer Manufacturing	9.3	7.8	+	8.7	0	7.1	+
Electronic Technology	10.1	11.9	-	17.3	--	5.1	++
Consumer Durables	3.6	1.1	+	0.9	+	2.0	+
Energy Minerals	9.2	8.7	0	1.2	++	14.9	--
Process Industries	1.5	2.8	-	3.7	-	2.7	-
Health Technology	10.2	9.7	0	9.5	0	9.2	0
Consumer Non-Durables	9.7	9.2	0	11.7	-	5.0	++
Industrial Services	2.4	2.0	0	2.2	0	2.0	0
Commercial Services	0.0	0.9	0	1.6	-	0.9	0
Technology Services	5.6	6.6	0	12.4	--	1.2	++
Health Services	3.3	2.2	+	2.2	+	2.6	0
Consumer Services	2.2	6.2	--	8.8	--	3.8	-
Retail Trade	6.0	6.4	0	9.1	--	3.5	+
Transportation	2.8	1.9	0	2.7	0	1.1	+
Utilities	3.9	4.1	0	0.7	++	7.5	--
Finance	16.1	13.9	+	3.8	++	26.0	--
Communications	3.7	3.5	0	2.9	0	3.7	0
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**82%**		**59%**		**56%**	

Please see page 85 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Rotation of Major Industry Weights Over Time
Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/08	03/09	06/09	09/09	12/09	03/10	06/10	09/10	12/10	03/11	06/11	09/11	12/11	03/12	06/12
NON-ENERGY MINERALS	0.9	1.5	1.6	1.5	1.5	1.9	1.4	1.4	1.4	1.6	1.3	1.1	1.1	1.1	0.7
PRODUCER MANUFACTURING	8.1	7.1	7.7	8.6	8.6	9.4	9.7	10.3	9.7	11.5	11.9	9.3	9.3	10.2	9.3
ELECTRONIC TECHNOLOGY	7.7	8.4	9.8	9.8	10.3	10.0	9.8	9.5	9.8	9.6	9.4	9.8	9.3	10.9	10.1
CONSUMER DURABLES	0.7	1.0	1.4	1.5	1.7	1.7	2.2	2.6	4.1	4.0	3.9	3.5	3.4	3.8	3.6
ENERGY MINERALS	10.3	10.1	9.7	9.7	10.2	10.2	9.9	10.2	10.0	10.8	10.1	9.4	10.2	9.9	9.2
PROCESS INDUSTRIES	0.5	0.7	1.3	1.3	1.3	1.1	1.9	2.2	2.3	2.1	2.3	2.6	2.1	1.9	1.5
HEALTH TECHNOLOGY	12.2	12.7	11.0	11.6	11.3	11.3	11.0	9.5	9.4	8.5	10.3	11.0	10.2	9.4	10.2
CONSUMER NON-DURABLES	13.5	12.8	11.1	10.5	10.8	11.1	11.3	10.8	10.5	9.5	9.4	10.4	10.2	9.0	9.7
INDUSTRIAL SERVICES	2.3	2.3	2.5	2.8	2.4	1.9	1.9	2.2	2.4	2.8	2.9	2.3	2.5	2.6	2.4
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	4.3	4.1	4.8	4.7	5.1	5.6	5.5	5.1	5.7	5.3	5.1	5.0	5.1	5.4	5.6
HEALTH SERVICES	2.9	2.3	2.2	1.9	1.8	1.9	2.1	2.0	1.8	1.9	1.9	2.0	2.7	2.9	3.3
CONSUMER SERVICES	2.4	2.9	2.8	2.5	2.7	2.7	2.2	2.2	2.2	2.1	2.0	2.2	2.3	2.2	2.2
RETAIL TRADE	3.1	3.9	4.3	4.4	4.8	4.6	4.7	4.8	4.7	4.3	4.4	4.7	4.8	4.5	6.0
TRANSPORTATION	3.6	3.7	3.2	3.0	3.0	2.7	2.4	2.5	2.4	2.6	2.3	2.5	2.8	2.7	2.8
UTILITIES	3.9	5.0	4.0	4.1	3.2	2.4	3.1	3.2	3.0	3.4	3.6	3.9	4.0	3.7	3.9
FINANCE	19.1	17.1	18.1	17.9	17.3	17.8	17.4	17.9	17.1	16.0	16.6	16.5	16.5	16.6	16.1
COMMUNICATIONS	4.7	4.6	4.7	4.4	4.3	3.7	3.7	3.7	3.6	3.9	2.9	3.7	3.7	3.5	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/08	03/09	06/09	09/09	12/09	03/10	06/10	09/10	12/10	03/11	06/11	09/11	12/11	03/12	06/12
NON-ENERGY MINERALS	1.0	1.1	1.1	1.2	1.3	1.3	1.3	1.3	1.5	1.4	1.3	1.1	1.1	1.0	0.9
PRODUCER MANUFACTURING	8.1	7.0	7.1	7.5	7.3	7.9	7.7	8.0	8.2	8.6	8.4	7.6	7.9	8.0	7.8
ELECTRONIC TECHNOLOGY	9.0	10.9	11.1	11.4	11.7	11.2	11.6	11.4	11.2	11.1	10.9	11.7	11.5	12.8	11.9
CONSUMER DURABLES	0.9	0.8	1.0	1.1	1.1	1.2	1.2	1.2	1.4	1.3	1.3	1.1	1.2	1.2	1.1
ENERGY MINERALS	11.6	11.3	10.3	9.6	9.5	9.1	9.0	9.0	9.6	10.7	10.1	9.7	10.2	9.4	8.7
PROCESS INDUSTRIES	2.4	2.7	2.5	2.6	2.7	2.5	2.5	2.6	2.7	2.7	2.7	2.4	2.7	2.8	2.8
HEALTH TECHNOLOGY	12.6	13.2	12.1	11.1	10.6	10.0	9.9	9.5	8.8	8.5	9.2	9.8	9.5	9.1	9.7
CONSUMER NON-DURABLES	9.8	9.5	9.2	8.9	9.0	9.0	9.4	9.3	8.8	8.4	8.8	9.8	9.6	9.0	9.2
INDUSTRIAL SERVICES	2.0	2.0	2.1	2.3	2.3	2.2	2.2	2.2	2.6	2.9	2.8	2.3	2.3	2.2	2.0
COMMERCIAL SERVICES	0.9	1.0	1.0	1.0	1.0	1.1	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9
TECHNOLOGY SERVICES	5.6	6.5	6.7	6.5	7.3	6.6	6.1	6.4	6.5	6.3	6.0	6.7	6.4	6.7	6.6
HEALTH SERVICES	2.2	2.2	2.2	2.1	2.3	2.3	2.3	2.2	2.2	2.3	2.4	2.4	2.3	2.3	2.2
CONSUMER SERVICES	4.3	4.0	4.3	4.4	4.7	5.2	5.4	5.4	5.3	5.4	5.7	5.7	6.0	6.0	6.2
RETAIL TRADE	5.9	6.7	6.2	6.1	6.0	6.2	5.9	6.1	6.0	5.7	5.9	6.3	6.0	6.1	6.4
TRANSPORTATION	2.2	2.1	2.0	2.0	2.1	1.9	1.9	2.0	2.0	2.0	2.0	1.9	2.0	1.8	1.9
UTILITIES	4.4	4.5	4.4	4.0	4.0	3.4	3.7	3.8	3.4	3.3	3.5	4.1	4.0	3.5	4.1
FINANCE	13.0	10.5	13.0	14.9	13.8	16.2	16.0	15.3	15.6	15.3	14.7	13.3	13.2	14.3	13.9
COMMUNICATIONS	3.8	4.0	3.5	3.2	3.2	2.8	3.1	3.3	3.2	3.1	3.1	3.3	3.2	2.9	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Percent of Total Holdings
June 30, 2012

Mkt. Cap. ($Bil)	Sit Dividend Growth Portfolio Weight	S&P 500 Index Weight	Difference
Total	**100.00**	**100.00**	--
Mkt. Cap. ($Bil) Bin 1 : > 50.0	44.87	52.83	-7.96
Mkt. Cap. ($Bil) Bin 2 : 25.0 - 50.0	17.42	16.45	0.97
Mkt. Cap. ($Bil) Bin 3 : 10.0 - 25.0	21.37	20.98	0.39
Mkt. Cap. ($Bil) Bin 4 : 2.0 - 10.0	11.13	9.68	1.44
Mkt. Cap. ($Bil) Bin 5 : 0.5 - 2.0	1.97	0.06	1.91
[Cash]	3.24	--	3.24

Holdings Data As Of
DGF225 6/29/2012
SP_500 6/29/2012

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Portfolio Activity
3/31/2012 - 6/30/2012

	Company Name	Sold	Bought	Beginning Weight	Ending Weight
BHP	BHP Billiton Ltd. (Adr 1:2)	X		0.56	0.00
CRR	Carbo Ceramics	X		0.75	0.00
MUR	Murphy Oil Corp.	X		0.62	0.00
NWBI	Northwest Bancshares Inc	X		0.50	0.00
OLN	Olin Corp.	X		0.30	0.00
COH	Coach Inc		X	0.00	0.56
CVS	CVS/Caremark Corp.		X	0.00	1.07
OII	Oceaneering International		X	0.00	0.60

Portfolio Market Capitalization Summary

Sit Dividend Growth

June 30, 2012

ISSUE DESCRIPTION	SHARES	COST	LAST	YLD	MKT CAP
APPLE INC	12,225	516.15	584.00	1.0	546,076
MICROSOFT CORP	411,400	28.51	30.59	1.9	256,982
WAL-MART STORES INC	130,500	55.55	69.72	1.2	235,900
INTL BUSINESS MACHINES CORP	96,400	160.15	195.58	2.7	225,598
GENERAL ELECTRIC CO	749,100	18.55	20.84	1.1	220,806
CHEVRON CORP	240,700	97.21	105.50	1.7	208,117
JOHNSON & JOHNSON	177,400	61.97	67.56	1.7	185,545
WELLS FARGO & CO	280,400	30.60	33.44	1.4	177,697
PFIZER INC	546,000	20.52	23.00	1.8	172,227
PROCTER & GAMBLE CO	124,000	61.44	61.25	2.0	167,811
PHILIP MORRIS INTERNATIONAL INC	120,800	61.74	87.26	1.4	148,827
ORACLE CORP	194,900	30.06	29.70	0.8	145,010
JPMORGAN CHASE & CO	114,600	19.34	35.73	1.7	136,012
INTEL CORP	406,400	22.85	26.65	1.6	134,076
MERCK & CO INC	241,100	35.72	41.75	1.5	126,985
VERIZON COMMUNICATIONS INC	171,100	35.27	44.44	2.4	126,256
PEPSICO INC/NC	200,800	64.49	70.66	2.1	110,510
ABBOTT LABORATORIES	60,900	51.10	64.47	0.6	101,417
QUALCOMM INC	228,600	51.57	55.68	1.8	95,451
ROYAL DUTCH SHELL PLC ADR	141,150	70.82	69.91	1.4	90,096
MCDONALDS CORP	107,200	82.25	88.51	1.4	89,968
HOME DEPOT INC	119,900	37.45	52.99	0.9	81,110
OCCIDENTAL PETROLEUM CORP	180,700	90.22	85.77	2.2	69,566
UNITED TECHNOLOGIES CORP	96,600	78.26	75.53	1.1	68,815
DIAGEO PLC ADR	67,500	78.66	103.07	1.0	64,562
3M CO	55,000	82.88	89.60	0.7	62,171
US BANCORP	259,600	26.11	32.16	1.2	60,917
UNITEDHEALTH GROUP INC	109,800	50.18	58.50	0.9	60,691
CVS CAREMARK CORP	161,000	45.14	46.73	1.1	59,885
UNITED PARCEL SERVICE INC	77,900	70.95	78.76	0.9	57,159
UNION PACIFIC CORP	59,500	96.22	119.31	1.0	57,119
COLGATE-PALMOLIVE CO	48,835	82.25	104.10	0.7	49,881
E I DU PONT DE NEMOURS & CO	194,400	47.90	50.57	1.5	47,186
HONEYWELL INTERNATIONAL INC	81,860	56.00	55.84	1.5	43,509
TARGET CORP	80,700	51.97	58.19	1.4	38,476
ACCENTURE PLC	171,000	51.17	60.09	1.5	38,145
APACHE CORP	41,000	106.72	87.89	0.5	34,350
EMERSON ELECTRIC CO	87,500	49.98	46.58	1.1	34,171
NIKE INC	59,900	88.42	87.78	0.8	32,278
FREEPORT-MCMORAN COPPER & GOLD	118,800	41.24	34.07	0.7	32,316
DEERE & CO	64,000	82.00	80.87	0.8	32,165
TJX COS INC	171,100	26.81	42.93	0.8	31,809
BAXTER INTERNATIONAL INC	80,800	53.91	53.15	1.2	29,569
NEXTERA ENERGY INC	110,400	55.24	68.81	1.1	28,699

ISSUE DESCRIPTION	SHARES	COST	LAST	YLD	MKT CAP
NATIONAL OILWELL VARCO INC	94,300	70.840	64.440	0.9	27,465
AUTOMATIC DATA PROCESSING INC	98,150	49.179	55.660	0.8	27,222
COVIDIEN PLC	164,600	51.016	53.500	1.1	25,801
ACE LTD	128,700	66.972	74.130	1.4	25,107
GENERAL MILLS INC	216,700	37.325	38.540	1.2	24,947
TRAVELERS COS INC/THE	107,300	55.568	63.840	1.0	24,816
TYCO INTL LTD/NEW	181,000	51.067	52.850	1.4	24,461
FRANKLIN RESOURCES INC	61,600	117.968	110.990	1.0	22,881
PRUDENTIAL FINANCIAL INC	41,700	51.226	48.430	0.1	22,617
MCKESSON CORP	81,700	77.898	93.750	1.1	22,141
STRYKER CORP	141,900	49.500	55.100	1.1	20,989
MARSH & MCLENNAN COS INC	111,500	30.268	32.230	1.5	17,585
KINDER MORGAN INC	288,700	30.977	32.220	1.1	17,269
BROADCOM CORP	176,000	34.677	33.760	0.9	16,812
COACH INC	68,400	58.806	58.480	0.6	16,805
SEADRILL LTD	167,400	32.548	35.520	0.9	16,668
PEARSON PLC ADR	275,400	17.146	19.850	0.8	16,197
MARATHON PETROLEUM CORP	119,800	36.721	44.920	0.8	15,305
ROGERS COMMUNICATIONS INC	246,900	35.495	36.210	1.1	14,911
APPLIED MATERIALS INC	510,900	12.500	11.445	0.9	14,669
CARDINAL HEALTH INC	200,500	41.261	42.000	1.2	14,515
TE CONNECTIVITY LTD	89,000	32.801	31.910	0.4	13,649
ST JUDE MEDICAL INC	158,200	42.784	39.910	0.9	12,515
AMERIPRISE FINANCIAL INC	140,700	51.788	52.260	1.1	11,425
STANLEY BLACK & DECKER INC	126,400	67.281	64.360	1.2	10,999
COOPER INDUSTRIES PLC	59,800	58.048	68.180	0.6	10,851
M&T BANK CORP	56,500	82.455	82.570	0.7	10,450
WISCONSIN ENERGY CORP	158,100	31.226	39.570	0.9	9,119
EXPEDITORS INTL WASH INC	77,600	44.007	38.750	0.4	8,211
EQT CORP	61,450	51.695	53.610	0.5	8,021
LINEAR TECHNOLOGY CORP	161,700	32.811	31.330	0.7	7,212
AUTOLIV INC	121,900	64.256	54.660	1.0	5,209
OCEANEERING INTERNATIONAL INC	89,501	46.968	47.860	0.6	5,181
PARTNERRE LTD	117,000	68.441	75.670	1.1	4,884
SNAP-ON INC	160,500	55.441	62.250	1.4	3,617
UGI CORP	177,600	28.941	29.430	0.6	3,306
VALIDUS HOLDINGS LTD	267,100	29.116	32.030	1.2	3,182
TUPPERWARE BRANDS CORP	120,200	57.620	54.760	1.0	3,062
KAYNE ANDERSON MLP INVSM	285,500	28.904	30.770	1.1	2,560
SYNTEL INC	63,800	47.155	60.700	0.6	2,519
KNIGHT TRANSN INC	188,600	15.477	15.990	0.4	1,274
CATO CORP	118,700	24.755	30.460	0.5	879
PENNANTPARK INVESTMENT CORP	727,800	10.568	10.350	0.5	587
TORTOISE ENERGY CAPITAL CORP	154,900	25.595	26.020	0.6	511

WEIGHTED AVERAGE:	79,417
UNWEIGHTED AVERAGE:	61,222
MEDIAN:	28,082

Sit Dividend Growth

Portfolio Free Cash Flow Yield Summary*

June 30, 2012

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
UnitedHealth Group Inc	0.93	7,523	56,190	13.4	1.5	14.9
McKesson Corp	1.10	2,530	22,808	11.1	0.9	11.9
Applied Materials Inc	0.88	1,458	13,930	10.5	3.3	13.7
Microsoft Corp	1.91	21,509	205,963	10.4	2.7	13.1
Oracle Corp	0.84	11,890	129,325	9.2	0.8	10.0
Apple Inc	1.03	47,868	537,949	8.9	0.0	8.9
Broadcom Corp	0.86	1,480	17,407	8.5	1.2	9.7
Occidental Petroleum Corp	2.25	5,734	71,256	8.0	2.5	10.6
Accenture PLC	1.51	2,585	32,222	8.0	2.3	10.3
Marathon Petroleum Corp	0.78	1,243	16,349	7.6	2.2	9.9
TE Connectivity Ltd	0.41	869	14,530	6.0	2.7	8.7
CVS Caremark Corp	1.10	4,123	69,099	6.0	1.4	7.3
Cardinal Health Inc	1.23	844	14,503	5.8	2.3	8.1
Pfizer Inc	1.82	10,415	184,344	5.6	3.9	9.6
Apache Corp	0.92	2,325	41,740	5.6	0.8	6.4
National Oilwell Varco Inc	0.88	1,391	25,633	5.4	0.7	6.1
United Technologies Corp	1.06	3,894	72,329	5.4	2.9	8.3
Cato Corp Cl A	0.92	28	540	5.3	3.5	8.8
QUALCOMM Inc	1.85	4,254	80,721	5.3	1.8	7.1
International Business Machines Corp	2.73	12,668	240,587	5.3	1.8	7.0
St Jude Medical Inc	0.92	704	14,287	4.9	2.3	7.3
United Parcel Service Inc Cl B	0.89	4,013	82,110	4.9	2.9	7.8
Linear Technology Corp	0.74	327	6,768	4.8	3.2	8.1
Coach Inc	0.98	751	15,634	4.8	2.1	6.9
Home Depot Inc	0.92	4,120	87,424	4.7	2.2	6.9
Merck & Co Inc	1.46	6,171	131,319	4.7	4.0	8.7
Tyco International Ltd	1.40	1,255	27,922	4.6	1.9	6.5
Verizon Communications Inc	2.39	9,789	223,014	4.4	4.5	8.9
Covidien PLC	1.28	1,234	28,330	4.4	1.7	6.0
TJX Cos	0.83	1,359	31,969	4.3	1.0	5.3
Abbott Laboratories	0.97	4,618	109,087	4.2	3.2	7.4
Stryker Corp	1.14	752	18,876	4.0	1.6	5.6
Automatic Data Processing Inc	0.79	1,007	25,464	4.0	2.9	6.8
Autoliv Inc	0.98	191	4,830	3.9	3.4	7.4
Intel Corp	1.57	4,725	124,029	3.8	3.2	7.0

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
3M Co	0.71	2,397	63,028	3.8	2.7	6.4
Expeditors International of Washington Inc	0.41	247	6,703	3.7	1.5	5.1
Syntel Inc	0.55	79	2,183	3.6	0.4	4.0
Baxter International Inc	1.24	1,141	32,876	3.5	2.5	6.0
Emerson Electric Co	1.27	1,223	36,907	3.3	3.5	6.9
Honeywell International Inc	1.47	1,528	46,781	3.3	2.7	6.0
Johnson & Johnson	1.74	5,977	171,323	3.3	3.6	6.9
Wal-Mart Stores Inc	1.22	9,093	294,203	3.1	2.2	5.3
Tupperware Brands Corp	0.95	110	3,673	3.0	2.6	5.6
Chevron Corp	3.71	5,628	197,648	2.8	3.4	6.3
General Mills Inc	1.21	926	33,403	2.8	3.4	6.2
Union Pacific Corp	1.03	1,665	63,920	2.6	2.1	4.7
Freeport-McMoRan Copper & Gold Inc	0.69	903	35,413	2.5	3.6	6.1
Cooper Industries PLC Cl A	0.99	291	11,684	2.5	1.8	4.3
E I DuPont de Nemours & Co	1.45	1,402	57,740	2.4	3.5	5.9
Philip Morris International Inc	1.40	4,100	171,736	2.4	3.4	5.8
General Electric Co	1.05	12,060	572,613	2.2	3.4	5.6
Colgate-Palmolive Co	0.74	1,139	53,819	2.1	2.4	4.5
Rogers Communications Inc Cl B	1.30	612	29,543	2.1	4.2	6.3
Stanley Black & Decker Inc	1.18	276	13,504	2.0	2.6	4.7
Nike Inc Cl B	0.76	658	38,514	1.7	1.6	3.3
McDonald's Corp	1.38	1,734	101,603	1.7	3.1	4.8
UGI Corp	0.59	135	8,121	1.7	3.6	5.2
Procter & Gamble Co	1.99	3,203	197,925	1.6	3.7	5.3
PepsiCo Inc	2.06	1,448	134,128	1.1	3.1	4.1
Oceaneering International Inc	0.62	57	5,264	1.1	1.5	2.5
Kinder Morgan Inc	1.35	419	45,137	0.9	3.9	4.8
Targa Corp	1.35	347	35,165	0.6	2.5	3.1
Snap-On Inc	1.45	23	4,417	0.5	2.2	2.7
Wisconsin Energy Corp	0.91	-145	14,402	-1.0	3.0	2.0
Knight Transportation Inc	0.44	-20	1,302	-1.5	1.5	0.0
Deere & Co	0.75	-993	58,757	-1.7	2.3	0.6
NextEra Energy Inc	1.10	-1,503	52,181	-2.9	3.5	0.6
EQT Corp	0.49	-502	10,061	-5.0	1.6	-3.4
Seadrill Ltd	0.86	-1,572	27,012	-5.8	9.2	3.4

Sit Dividend Growth Weighted Avg		10,578	202,344	4.6	2.4	7.0
Sit Dividend Growth Median		1,307	37,740	3.8	2.6	6.3

Sit Dividend Growth Fund
Foreign Securities Holding Summary
June 30, 2012

Security	Country of Origin	Total Cost ($000)	Market Value ($000)	% of Equity
ACCENTURE PLC	IRELAND	9,198	10,396	1.5
ROYAL DUTCH SHELL PLC ADR	GREAT BRITAIN	9,998	9,871	1.4
TYCO INTL LTD NEW	SWITZERLAND	9,711	9,672	1.4
ACE LTD	SWITZERLAND	8,464	9,511	1.4
ROGERS COMMUNICATIONS INC	CANADA	8,764	8,940	1.3
PARTNERRE LTD	BERMUDA	8,008	8,853	1.3
COVIDIEN PLC	IRELAND	8,400	8,806	1.3
VALIDUS HOLDINGS LTD	BERMUDA	7,782	8,555	1.2
DIAGEO PLC ADR	GREAT BRITAIN	5,309	6,957	1.0
AUTOLIV INC	SWEDEN	7,981	6,772	1.0
SEADRILL LTD	NORWAY	5,449	5,946	0.9
PEARSON PLC ADR	GREAT BRITAIN	4,722	5,467	0.8
TE CONNECTIVITY LTD	SWITZERLAND	3,008	2,840	0.4
TOTAL		$96,772	$102,586	14.9%

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

- Improving investor sentiment for dividend paying stocks appears to be in early stage
- All companies in the Fund are expected to pay a dividend that grows over time
- Emphasize stability and financial strength to ensure sustainability of dividends
- The risk profile (i.e., beta<1) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while limiting interest rate, earnings, and credit risk
- Maintain equal proportion of dividend growth and higher yielding securities and maintain highly diversified portfolio
- To meet dual objectives of growth and income, assess opportunities across market capitalizations, geographies (i.e., ADRs) and sectors (including technology)

V. Risk Management Process and Quantitative Tools

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroeconomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Dividend Cap Growth
Market Proxy is S&P 500 Index (a/c 225)

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Beta	0.88	0.88	0.91	0.91
R-Squared	0.98	0.98	0.99	0.98
Total Tracking Error (std dev)	4.01	4.28	3.39	3.49
Systematic Risk (variance)	8.75	10.52	5.99	6.05
Stock Specific Risk (variance)	7.36	7.80	5.49	6.13
Total Risk (variance)	16.10	18.33	11.48	12.18
Portfolio Absolute Risk	20.84	21.45	22.05	21.29
Benchmark Absolute Risk	23.37	24.24	23.97	23.16
Cash Level	3.36	3.44	1.33	1.84

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Apple Inc.	5.27	Apple Inc.	5.93	Exxon Mobil Corp.	2.10	Apple Inc.	2.52
Exxon Mobil Corp.	2.01	Exxon Mobil Corp.	2.16	Apple Inc.	1.91	Exxon Mobil Corp.	2.28
Bank of America Corp.	1.00	Citigroup Inc.	1.38	Citigroup Inc.	0.92	Citigroup Inc.	0.91
Citigroup Inc.	0.89	Bank of America Corp.	1.37	Google Inc. Cl A	0.75	Bank of America Corp.	0.69
Google Inc. Cl A	0.77	Google Inc. Cl A	0.90	Cisco Systems Inc.	0.63	Cisco Systems Inc.	0.65

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on numerical predictions for individual stocks

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark

Total Risk - The total of the risk forecasts (factor + stock specific) (annual $\%^2$), measuring the portfolio's absolute volatility

Portfolio and Benchmark absolute Risk - The total of the risk forecasts (factor + stock specific) volatility

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Investment Associates

VI. Services and Fee Schedule

- Separate accounts
- Commingled funds
- Mutual funds
- Disclosures

VII. Biographical Data

Equity Team Biographies

Roger J. Sit

Responsibilities: **Chairman, CEO, President and Global CIO**

Professional Experience:
- 1998-Present Sit Investment Associates, Inc.
- 1991-1998 Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
- 1984-1990 Captain, United States Air Force

Education: Harvard University, Harvard Business School, MBA (1991)
University of Southern California, MS Systems Technology (1987)
United States Air Force Academy, BS (1984)

Inv. Exp.: 21 Years
Age: 50
E-mail: rjs@sitinvest.com



Kent L. Johnson, CFA

Responsibilities: **Senior Vice President - Research and Investment Managemen**
Financials/Capital Goods Sectors

Professional Experience: 1989-Present Sit Investment Associates, Inc.
Education: University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)
Inv. Exp.: 19 Years
Age: 46
Email: klj@sitinvest.com



Ronald D. Sit, CFA

Responsibilities: **Vice President - Research and Investment Management**
Retail/Consumer Sectors

Professional Experience:
- 1984-Present Sit Investment Associates, Inc.
- 1981-1982 Gelco Corporation, Treasury Assistant
- 1977 Piper Jaffray, Research Assistant

Education: Northwestern University, MM (1984)
Northwestern University, BA (1981)
University of Wisconsin – Madison, BS (1977)
Inv. Exp.: 27 Years
Age: 52
Email: rds@sitinvest.com



David A. Brown, CFA, CPA

Responsibilities: **Vice President - Research and Investment Management**
Director of Client Services
Consumer/Accounting Sectors

Professional Experience:
- 1997-Present Sit Investment Associates, Inc.
- 1986-1997 KPMG Peat Marwick LLP, Director of Financial Services Corporate Finance Practice

Education: University of North Dakota, BBA (1986)
Inv. Exp.: 17 Years
Age: 47
Email: dab@sitinvest.com



Please see page 85 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Equity Team Biographies

Denise A. Anderson, Ph.D.

Responsibilities:	**Vice President – Research & Investment Management**	
	Healthcare Sector	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2001-2008	Kepler Capital Markets
	1998-2000	Bank Sarasin, Chemical and Pharm. Analyst/VP
	1992-1998	Roche Holding Company, Director/Scientist
Education:	Duke University, MBA (1997)	
	The Johns Hopkins University, PhD (1989)	
	University of Minnesota, BA (1983)	
Inv. Exp.:	14 Years	
Age:	49	
Email:	daa@sitinvest.com	



John M. Bernstein

Responsibilities:	**Vice President – Research & Investment Management**	
	Financial Sector	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	19 Years	
Age:	48	
Email:	jmb@sitinvest.com	



Joseph R. Eshoo

Responsibilities:	**Vice President, Research & Investment Management**	
	Technology/Telecommunications Sectors	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2007	HighMark Capital, Senior Technology Analyst, Vice President
	2003-2005	Zachs Investment Research, Senior Analyst
	1997-2001	A.G. Edwards & Sons, Senior Analyst
	1995-1996	SEI Corporation, Senior Research Consultant
	1982-1992	Northrup AIL, Electronic Systems Design Group Manager
Education:	University of Chicago, MBA (1991)	
	Northwestern University, MEM (1988)	
	Marquette University, BSEE (1982)	
Inv. Exp.:	17 Years	
Age:	52	
Email:	jre@sitinvest.com	



Tasha M. Murdoff

Responsibilities:	**Vice President, Research & Investment Management**	
	Europe/Emerging Markets/Canada Regions	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	12 Years	
Age:	36	
Email:	tmm@sitinvest.com	



Equity Team Biographies

Mark A. Pepper

Responsibilities:	Vice President, Research & Investment Management	
	Europe/Generalist	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2007-2008	OFI Institutional Asset Management,
	2002-2007	Sit Investment Associates, Inc., Analyst
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001)	
	Bryant College, BS (1995)	
Inv. Exp.:	13 Years	
Age:	42	
E-mail:	map@sitinvest.com	



Robert W. Sit, CFA

Responsibilities:	Vice President – Research and Investment Management	
	Technology/Energy Sectors	
Professional Experience:	1991-Present	Sit Investment Associates, Inc.
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	20 Years	
Age:	43	
E-mail:	rws@sitinvest.com	



Raymond E. Sit

Responsibilities:	Vice President – Research and Investment Management	
	Asia/Developing Markets Regions	
Professional Experience:	1992-Present	Sit Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:	20 Years	
Age:	47	
Email:	res@sitinvest.com	



Michael J. Stellmacher, CFA

Responsibilities:	Vice President – Research and Investment Management	
	Energy/Materials	
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager - Benefits Investment, Senior Economist
	1984-1987	TriValley Growers, Manager - Economic
	1979-1983	U.S. Department of Agriculture Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	21 Years	
Age:	57	
Email:	mjs@sitinvest.com	



Please see page 85 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Equity Team Biographies

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Analyst** Generalist/Trading	
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	15 Years	
Age:	40	
Email:	smc@sitinvest.com	



Ningning Tang, CFA

Responsibilities:	**Equity Research Associate** Semiconductors Sector/Greater China Region	
Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2005-2007	Craig-Hallum Capital Group, Equity Analyst
	2004-2005	Peregrine Capital Group, Intern
Education:	University of St. Thomas, MBA (2004)	
	Beijing Second Foreign Language Institute BA (1992)	
Inv. Exp.:	8 Years	
Age:	41	
Email:	nt@sitinvest.com	



Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Associate** Generalist – Trading/Quantitative Research	
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc., Portfolio Accountant
Education:	University of Minnesota, MBA (2008)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	9 Years	
Age:	36	
Email:	bwm@sitinvest.com	



Lee J. Feltman

Responsibilities:	**Equity Research Assistant** Generalist – Quantitative Research	
Professional Experience:	2007-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (2009)	
Inv. Exp.:	4 Years	
Age:	25	
Email:	ljf@sitinvest.com	



Equity Team Biographies

Eric M. Manthe

Responsibilities:	**Equity Research Assistant** Quantitative Research
Professional Experience:	2004-Present Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2010) St. Cloud State University, BS (2003)
Inv. Exp.:	0 Years
Age:	32
E-mail:	emm@sitinvest.com



Nicholas D. Tich

Responsibilities:	**Equity Research Assistant** Generalist – Quantitative Research
Professional Experience:	2005-Present Sit Investment Associates, Inc.
Education:	University of St. Thomas, BS (2008)
Inv. Exp.:	4 Years
Age:	26
Email:	ndt@sitinvest.com



Peter L. Mitchelson, CFA

Responsibilities:	**Consultant**
Professional Experience:	1981-Present Sit Investment Associates, Inc. 1978-1981 IDS Advisory Senior Vice President 1968-1978 McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966) University of Toronto, BComm (1964)
Inv. Exp.:	44 Years
Age:	70
Email:	plm@sitinvest.com



Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**
Professional Experience:	2006-Present Sit Investment Associates, Inc. 1999-2006 FAF Advisors, Inc., Director, Consultant Relations 1994-1999 Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)
Inv. Exp.:	18 Years
Age:	40
Email:	sas@sitinvest.com



Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches couses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.

Please see page 84 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

Performance Disclosure

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for the most recent month-end data at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvest of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of shares. Management fees and administrative fees are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.